WOODSIDE
AUSTRALIAN ENERGY

18 March 2003



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to Eskdale-1 (WA-255-P), lodged with the Australian Stock Exchange on 18 March 2003;
- Stock Exchange Release in relation to Weasel-1 (WA-279-P), lodged with the Australian Stock Exchange on 18 March 2003.

Yours faithfully
WOODSIDE PETROLEUM LTD.



Katrina Rees
Secretariat Assistant



WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

18 March 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Eskdale-1

Woodside Petroleum Ltd., reports that the Eskdale-1 exploration well located in permit WA-255-P within the Exmouth Sub-basin was spudded on 14 March 2003. On 18 March 2003 the operation was preparing to drill ahead in 12¼ inch hole after setting $13^3/_8$ inch casing.

The well is being drilled using the Atwood Falcon semi-submersible drill rig. The location is approximately 13 kilometres north of the recent Stybarrow oil discovery in WA-255-P. Water depth at the location is 798 metres. Planned total depth is 3140 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.

ANTHONY NIARDONE
Assistant Company Secretary

18 March 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-279-P
WEASEL-1

Woodside Petroleum Ltd., Operator of the WA-279-P Joint Venture, reports that the Weasel-1 exploration well has been drilled to Total Depth of 1,776 metres and is currently being plugged and abandoned.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-279-P is 70%. The other participant is AGIP Australia BV 30%.

ANTHONY NIARDONE
Assistant Company Secretary



03 APR 16 AM 7:21

1 April 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-255-P (Eskdale-1), lodged with the Australian Stock Exchange on 1 April 2003;
- Stock Exchange Release in relation to WA-10-R (Egret-3), lodged with the Australian Stock Exchange on 1 April 2003;
- Stock Exchange Release in relation to a Methanex Australia Gas Sales and Purchase Agreement, lodged with the Australian Stock Exchange on 1 April 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1 April 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Eskdale-1

Woodside Petroleum Ltd. reports that the current operation on the Eskdale-1 exploration well, located in permit WA-255-P, is running wire-line logs.

Since the last report, $9^5/_8$ inch casing has been set and $8^1/_2$ inch hole has been drilled to a total depth of 3,127 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.

ANTHONY NIARDONE
Assistant Company Secretary

1 April 2003



WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-10-R
Egret-3

Woodside Petroleum Ltd., Operator of the WA-10-R Joint Venture, reports that the Egret-3 exploration and appraisal well located in the Carnarvon Basin, off Western Australia, was spudded on 27 March 2003.

On 31 March 2003 the Sedco 703 drill rig was cementing the $13^3/_8$ inch casing at 1,925 metres depth.

Egret-3 is located approximately 120 kilometres north of Dampier. Water depth at the location is 119 metres. Planned total depth is 4,822 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-10-R is 16.67%. Other participants in WA-10-R are BHP Billiton Pty Ltd. (16.67%), BP Developments Australia Ltd. (16.67%), Chevron Texaco Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

ANTHONY NIARDONE
Assistant Company Secretary

1 April 2003



WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

METHANEX AUSTRALIA GAS SALE AND PURCHASE AGREEMENT

Please find attached a News Release issued by North West Shelf Gas Pty Limited.

For media inquiries, please contact Tony Johnson, Senior Adviser External Affairs, Woodside Energy Ltd. on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: tony.johnson@woodside.com.au

ANTHONY NIARDONE
Assistant Company Secretary

NEWS RELEASE

NORTH WEST SHELF GAS PTY LIMITED
ACN 063 763 342
Level 3, 123 Adelaide Terrace,
PERTH WA 6000
Telephone: (08) 9348 4270
Facsimile: (08) 9348 4412


NORTH
WEST
SHELF
GAS

Tuesday 1 April 2003
11.00am (WST)

METHANEX AUSTRALIA GAS SALE AND PURCHASE AGREEMENT

North West Shelf Gas advises that it has extended to 30 May 2003 a conditional gas sale and purchase agreement with Methanex Australia Pty Ltd.

John Richards, General Manager North West Shelf Gas said that the extension of the agreement reflected the ongoing commitment by the North West Shelf Venture to supporting Methanex's proposed methanol plant on the Burrup Peninsula in Western Australia.

"North West Shelf Gas has to date provided extensive support to Methanex to develop its proposed methanol plant in Western Australia," Mr Richards said.

"We are continuing our support of the project and will work with Methanex as it considers its project options."

Methanex announced on 13 March 2003 that it had put on hold its project as the company studied an alternative design to support its long-term methanol supply to its customers in Asia Pacific from the Burrup.

The NWS Venture Participants and Methanex signed on 20 December 2001 a Gas Sale and Purchase Agreement for the supply of 200 terajoules of gas a day over 25 years from 2005. Obligations to supply gas to Methanex would have ceased on 31 March 2003, prior to today's announcement of the extension of the sale and purchase agreement.

North West Shelf Gas Pty Ltd is the Australian domestic gas marketing representative for the North West Shelf Venture.

Interests in the conditional gas sales agreement are owned equally by the operator, Woodside Energy Ltd. (16.67%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); Shell Development (Australia) Proprietary Limited (16.67%); and Japan Australia LNG (MIMI) Pty. Ltd. (16.67%).

Media inquiries:

Tony Johnson
Senior Adviser External Affairs, Woodside Energy Ltd.
W: (08) 9348 5034 M: (0417) 916 638
Email: tony.johnson@woodside.com.au